August 21, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (**FILE NO. 82-34859**)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of the Monthly Sales for the Term Ending September 2007_Jul. (Filed on August 17, 2007)
2. Extraordinary Report (In English summary translation) (Filed on August 10, 2007)
3. Notice of Revised Full-Year Business Forecasts for Fiscal Year Ending September 2007 (Filed on August 6, 2007)
4. Notice of Resignation of Director (Filed on August 6, 2007)
5. Purchasing Condition Report of Treasury Stock (Filed on August 6, 2007)
6. Announcement of Administrative Sanction (Business Suspension Order) (Filed on August 3, 2007)
7. On Today's Press Reports about Our Situation (Filed on August 3, 2007)
8. Financial Statement and Results for the Third Quarter of FY2007 (Filed on July 31, 2007)
9. Reference Information for Projections (Filed on July 31, 2007)
10. Notice of the Monthly Sales for the Term Ending September 2007_Jun. (Filed on July 31, 2007)
11. Net it works, Inc. Becomes Consolidated Subsidiary (Filed on July 26, 2007)

dlw 8/27

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara

CFO, Executive Director

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

August 17, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,918	8,079	8,586	10,849	9,224	8,659	9,166	9,882		
Accumulative	8,949	18,125	28,043	36,122	44,708	55,557	64,780	73,439	82,605	92,488		
Year on Year (Accumulative)	136.8%	135.9%	136.5%	136.1%	134.1%	130.8%	130.1%	129.6%	128.7%	127.1%		
Rate of progress	8.4%	17.0%	26.3%	33.9%	41.9%	52.1%	60.8%	68.9%	77.5%	86.8%		

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007 published on August 6, 2007, namely 106,600 million yen, expressed as a percentage.

1. Summary

In the July monthly results, sales in the Spot Business amounted to 4,395 million yen (down 4.3% from the same month last year), reflecting the transfer of all shares of a consolidated subsidiary (*1) and other factors. On the other hand, sales in the Technology Business, where the scope of consolidation has changed (*2) rose to 2,109 million yen (up 55.8%), and sales in the Office Business, where orders from sales support remained strong, increased to 1,193 million yen (up 28.5%).

As a result, consolidated sales reached 9,882 million yen, rising 15.8% from the same month of the previous year. If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales rose 6.7%.

* 1 - Fullcast transferred all Apayours Co., Ltd. shares, which was excluded from the scope of consolidation in July 1, 2007 [Spot Business]
2 - Net it works Inc. ("NIW") has changed from an affiliate to a consolidated subsidiary in June 30, 2007 [Technology Business]
Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

2. Reimbursement of administrative expenses

As for the reimbursement of administrative expenses announced on July 6, we had received 20,486 applications for reimbursement as of August 16. Of these, we have processed 16,110 applications representing a total amount of ¥966 million.

(Reference: we had received 13,316 applications as of August 3. Of these, we have processed 5,765 applications representing a total amount of ¥475 million.)

We will announce the timing for the recording of any loss and the amount of the loss at the time they are determined, taking future payments into consideration.

###

(Summary English Transaction)

Extraordinary Report

August 10, 2007
Fullcast Co., Ltd.

1. Matters to be reported

(1) Payment of "Administrative Expense" (Filed on July 6, 2007)

- Details

Fullcast Co., Ltd. announced that although it has hitherto asked temporary staff members working for the Company to cooperate in the payment of "administrative expenses," it will respond positively to temporary staff who apply for the reimbursement of the expenses based on the procedure below.

Target companies and periods for payment are as follows:

Target Company	Target Period
Fullcast Co., Ltd.	October 1996 to February 2007
Fullcast HR Institute Co., Ltd.	October 1997 to May 2007
Fullcast Advance Co., Ltd.	October 2006 to February 2007

- Impact on Results

As of August 3, we had received 13,316 applications (7,084 on August 1, 3,816 on August 2, and 2,416 on August 3) for reimbursement. Of these, we have processed 5,765 applications representing a total amount of ¥475 million.

Fullcast will take into full consideration the applications of temporary staff members and individual circumstances between temporary staff members and the Company. Based on this, we will respond positively to applications for reimbursements made by temporary staff members who misunderstood the system. As a consequence, we have yet to determine the influence on our results.

(2) Administrative Sanction (Business Suspension Order) (Filed on August 3, 2007)

- Details

On August 3, 2007, in response to a violation of the Law for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatching Workers (hereinafter referred to as the "Worker Dispatching Law"), Fullcast Co., Ltd. received an order from the Tokyo Labor Bureau to suspend its worker dispatching business and an order to improve its worker dispatching operations, under Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatching Law.

- Impact on Results

The forecast on results for the period ending September 2007 with the Administrative Sanction will be expected Net loss of 1,400 million yen.

###

August 6, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Revised Full-Year Business Forecasts for Fiscal Year Ending September 2007

Based on the recent business developments, Fullcast Co., Ltd. has amended its "Notice of Revised Full-Year Business Forecasts for Fiscal Year Ending September 30, 2007," announced on May 1, 2007.

Details

1. Full-Year Forecasts for the Fiscal Year Ending September 2007 (October 1, 2006 to September 30, 2007)

[Consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	114,700	4,780	4,540	2,240
Revised forecasts (B)	106,600	1,750	1,460	690
Increase or Decrease (B - A)	-8,100	-3,030	-3,080	-1,550
% change	-7.1%	-63.4%	-67.8%	-69.2%
(Reference) Actual full-year results for the fiscal year ended September 2006	90,163	4,715	4,550	2,942

[Non-consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	51,340	2,200	2,210	1,100
Revised forecasts (B)	44,170	-270	-240	140
Increase or Decrease (B - A)	-7,170	-2,470	-2,450	-960
% change	-14.0%	-112.3%	-110.9%	-87.3%
(Reference) Actual full-year results for the fiscal year ended September 2006	45,064	2,827	2,859	1,610

2. Reasons for Revisions of Full-Year Forecasts

[Consolidated]

We have revised the earnings forecast shown in the consolidated forecast table in section 1 to reflect new circumstances and the latest business developments in the Spot Business and other business segments.

[Non-consolidated]

Following the administrative sanction imposed by the Tokyo Labor Bureau, we have revised the full-year earnings forecast as shown in the non-consolidated forecast table in section 1.

The new forecast takes into consideration business developments expected after the termination of the period of the suspension.

The details of the administrative sanction are as follows:

(Details of sanction)

- Δ Worker dispatching business suspension order based on Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatching Law
- · For all offices, a suspension of the worker dispatching business for one month
- · For three offices in Kobe (Sannomiya Branch Office, Sannomiya Kitaguchi Branch Office, and Motomachi Branch Office), which dispatched workers to a harbor transport operation, a suspension of the worker dispatching business for two months
- Δ Order to improve worker dispatching operations

  The suspension will take effect on August 10, 2007.

3. Reimbursement of administrative expenses

The revision of the earnings forecast does not include the effect of the reimbursement of administrative expenses announced on July 6. As of August 3, we had received 13,316 applications (7,084 on August 1, 3,816 on August 2, and 2,416 on August 3) for reimbursement. Of these, we have processed 5,765 applications representing a total amount of ¥475 million. We plan to announce the timing and amount of extraordinary losses each month as they are determined, based on the reimbursements made.

###

August 6, 2007

Company name:	Fullcast Co., Ltd.
Chairman and Chief Executive Officer:	Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact:	Yasushi Kamiguchi, Managing Director and Chief Administrative Officer Shingo Tsukahara, Executive Officer and General Manager of Finance and Investor Relations
Telephone:	+81-3-3780-9507

For Immediate Release:

Notice of Resignation of Director

Fullcast Co., Ltd. announces the resignation of a member of its Board of Directors. Details are as follows.

Details

1. Details of Resignation

(1) Position and Name: Sumio Sano, Director
(An outside director under Paragraph 15, Article 2 of the Corporate Code.)

(2) Date of resignation: August 6, 2007

(3) Reason for resignation: Mr. Sano resigned for personal reasons.

###

Purchasing Condition Report of Treasury Stock

Type of share Common share

1. Acquisition
(1) Acquisition by resolution of a general meeting of shareholders
No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of July 31, 2007

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on December 21, 2006 (Period of acquisition: December 22, 2006 to September 30, 2007)		10,000	3,000,000,000
Treasury stocks acquired in the reporting month (date of acquisition)	—	—	—
Total	—	—	—
Total treasury stocks acquired as of the end of the reporting month		4,571	1,284,533,000
Progress in acquisition of treasury stocks (%)		45.7	42.8

2. Processing

No applicable item

3. Holdings

As of July 31, 2007

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275,964
Number of treasury stocks held	11,100

August 3, 2007

Company name: Fullcast Co., Ltd.

Chairman and Chief Executive Officer: Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)

(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact: Yasushi Kamiguchi, Managing Director and Chief Administrative Officer

Shingo Tsukahara, Executive Officer and General Manager of Finance and Investor Relations

Telephone: +81-3-3780-9507

For Immediate Release:

Announcement of Administrative Sanction (Business Suspension Order)

On August 3, 2007, in response to a violation of the Law for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatching Workers (hereinafter referred to as the "Worker Dispatching Law"), Fullcast Co., Ltd. received an order from the Tokyo Labor Bureau to suspend its worker dispatching business and an order to improve its worker dispatching operations, under Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatching Law.

We sincerely apologize for the serious inconvenience that we will cause our customers, registered staff members, and other stakeholders.

We have accepted this sanction with the utmost seriousness and the Company is united in its commitment to resolve all issues to ensure that there is no further violation. The details of this administrative sanction and the actions we will take are as follows:

Description

1. Details of Sanction

▽ Worker dispatching business suspension order based on Section 2 of Article 14 and Section 1 of Article 49 of the Worker Dispatching Law

- For all offices, a suspension of the worker dispatching business for one month
- For three offices in Kobe (Sannomiya Branch Office, Sannomiya Kitaguchi Branch Office, and Motomachi Branch Office), which dispatched workers to a harbor transport operation, a suspension of the worker dispatching business for two months

▽ Order to improve worker dispatching operations

The suspension will take effect on August 10, 2007.

The suspension does not apply to workers already dispatched as of August 9, 2007. The suspension order relates to general worker dispatching, and consequently does not apply to other businesses, such as recruitment services or contracting businesses.

2. Reason for Sanction

On May 1, 2007, three temporary workers, one each from Sannomiya Branch Office, Sannomiya Kitaguchi Branch Office and Motomachi Branch Office, followed on May 2, 2007 by a further three

temporary workers, two from Sannomiya Branch Office and one from Sannomiya Kitaguchi Branch Office, were asked to engage in pet bottle (drinking water) disposal work at a container at the disposal site of the new port pier No. 2 in Kobe, under the supervision and control of one of our corporate clients. As a consequence, we were found to have dispatched workers for the harbor transport business, which is prohibited under Section 1 of Article 4 of the Worker Dispatching Law.

We had previously received regular orders from this same client for light work in areas other than port areas, and we had been dispatching workers in response to these orders. For both orders on May 1 and 2, 2007, there was no description about the worksite on the purchase orders, and indeed the orders indicated that the work would involve "work in a warehouse." We checked with the client, and were told that the work would involve "pallet transshipment" and that the workers were required to meet at the south side of JR Sannomiya Station. Our representative assumed that this would be similar to the orders for work that we had been receiving from this client, and hence dispatched the workers without confirming the actual address of the site.

Our error was not to question the purchase order or properly check the address of the worksite, because we had previously received similar orders from the same corporate client. As a result, we failed to prevent the workers from being dispatched to the excluded business.

3. Background

In response to the instructions to improve our worker dispatch operations, which were issued by the Tokyo Labor Bureau on March 27, 2007, we submitted an improvement report on April 27, 2007. Following this, we were instructed by the Tokyo Labor Bureau to submit an additional report. However, while we were taking the measures to improve our operations, workers were dispatched to the excluded service on both May 1 and 2, resulting in this sanction.

4. Action to Prevent Recurrence

After we submitted the report on improvements made to our worker dispatch operations, we took the following action to prevent a recurrence and ensure compliance.

((1) to (3) Items already implemented by June

(1) Strengthening of the Compliance Office, Compliance Promotion Department

To bolster compliance, we transferred all sales general managers (five people), responsible for sales in five blocks in Japan, from the Sales Headquarters to the Compliance Office, which is under the aegis of the Compliance Promotion Department. These five general managers are now responsible for ensuring compliance in each region.

(2) Introduction of internal operation monitoring functions

We have reinforced our system for comprehensive management of worker dispatch, which will enhance the internal operation monitoring function to prevent us from dispatching workers to excluded services prohibited under Section 1 of Article 4 of the Worker Dispatching Law.

・Introduction of computerized worker dispatch monitoring system

To strengthen monitoring and to track worker dispatch operations at each branch office in Japan, we have introduced a worker dispatch monitoring system. This system has made it possible to identify the names of companies to be supplied with workers, details of the service, and other information including key words corresponding to the excluded services (approximately 35 words) from data stored in our unique system for comprehensive management of worker dispatch, which supports all operations ranging from registration of dispatch worker applicants to matching companies with workers, at any time.

・Introduction of checking system

With respect to our system for checking operations, since June 2007 we have been performing checks through our worker dispatch monitoring system in the Compliance Office. When the checks reveal an issue that is potentially inappropriate or that raises uncertainties, we obtain the facts about the service and confirm with the relevant labor bureau and public employment security office whether it is possible to dispatch workers for the service. If it is not permitted, we inform the client that we will not be able to dispatch workers.

(3) Ongoing compliance training

Since July 4, 2007, we have been conducting a second round of management personnel training, consisting of a total of nine sessions. This training targets all 264 management personnel, including worker dispatchers and branch office managers, in Tokyo Osaka, Nagoya, and Fukuoka.

In addition, Fullcast Chairman and Chief Executive Officer Takehito Hirano personally operated a compliance awareness campaign for management personnel in the major cities of Japan from the middle of June to the middle of July 2007.

New initiatives

(4) Briefing of corporate clients

Certain of our corporate clients are not yet properly aware of which services are prohibited under Section 1 of Article 4 of the Worker Dispatching Law, and this lack of awareness makes them unsuited for using or supervising temporary workers. We consider this to be one of the factors in this issue.

To improve compliance awareness at our corporate customers, we will create a pamphlet for companies and provide briefings.

(5) Detailed explanation to temporary staff members

We will further strengthen our explanation on services prohibited under Section 1 of Article 4 of the Worker Dispatching Law to temporary worker applicants at the time of the registration orientation meeting.

5. About the Suspension

(1) For registered staff members

The suspension of business does not affect workers already dispatched as of August 9, 2007. Consequently, dispatched staff members can continue their work without change.

During the period of suspension of the worker dispatching business, we will not be able to introduce staff members to new services. So that we can provide registered staff members with work opportunities, we will therefore introduce jobs from our Group companies or other companies.

(2) For customers

The suspension of business does not affect workers already dispatched as of August 9, 2007. During the period of suspension of the worker dispatching business, we regret that we will not be able to accept new orders. We appreciate the understanding of our valued customers.

We will make every effort to ensure that all branch offices and sales representative remain informed of the situation.

6. Internal Sanctions

We take this administrative sanction seriously, and will accordingly be imposing our own internal sanctions, described below. In addition, Fullcast Chairman and Chief Executive Officer Takehito Hirano is committee to bolstering the internal compliance system and ensuring internal awareness, to ensure that this issue never recurs. Mr. Hirano also plans to return his representative rights at the end of this period.

Chairman and Chief Executive Officer	Takehito Hirano	Monthly compensation for directors	Return 50% for three months
President and Chief Operating Officer	Hiroyuki Urushizaki	Monthly compensation for directors	Return 50% for three months
Managing Director and Chief Administrative Officer	Yasushi Kamiguchi	Monthly compensation for directors	Return 30% for three months
Corporate Executive Officer, General Manager of the Sales Headquarters	Tsuyoshi Kanno	Monthly salary for executive officers	Return 10% for three months
Corporate Executive Officer, General Manager of Compliance Promotion Department	Toshihiro Ishibashi	Monthly salary for executive officers	Return 10% for three months
Corporate Executive Officer, Deputy General Manager of the Sales Headquarters	Jun Teramoto	Monthly salary for executive officers	Return 10% for three months
Corporate Executive Officer, Deputy General Manager of the Sales Headquarters	Toru Wada	Monthly salary for executive officers	Return 10% for three months

7. Future Outlook

We will announce the forecasts for the period ending September 2007 as soon as the figures are determined.

August 3, 2007

Company name:	Fullcast Co., Ltd.
Chairman and Chief Executive Officer:	Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact:	Yasushi Kamiguchi, Managing Director and Chief Administrative Officer Shingo Tsukahara, Executive Officer and General Manager of Finance and Investor Relations
Telephone:	+81-3-3780-9507

For Immediate Release:

On Today's Press Reports about Our Situation

Fullcast Co., Ltd. notes press reports today, which state that the Ministry of Health, Labor and Welfare has decided to instruct us to suspend our operations. In May this year, the Tokyo Labor Bureau of the Ministry of Health, Labor and Welfare investigated us on suspicion of having sent some of our registered staff to a harbor transport business. We are currently reporting the facts of this issue to the Bureau, including administrative measures. We sincerely apologize to all of our customers, registered staff and other stakeholders, for the severe inconvenience and concern we have caused.

FULLCAST

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

FULLCAST

July 31, 2007

Brief Announcement of Consolidated Financial Statement and Results for the Third Quarter of the Fiscal Year Ending September 30, 2007

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Telephone:	+81-3-3780-9507

(Figures are randed to the nearest one million yen.)

1. Consolidated Financial Results for the Third Quarter of the Fiscal Year Ended June 30, 2007 (October 1, 2006 – June 30, 2007)

(Figures in percentages denote the year-on-year change)

(1) Consolidated operating results

	Net sales		Operating income		Ordinary income	
	Million yen	YoY change (%)	Million yen	YoY change (%)	Million yen	YoY change (%)
Third quarter ended June 2007	82,605	28.7	2,390	-16.6	2,188	-20.5
Third quarter ended June 2006	64,209	31.1	2,864	14.6	2,753	9.7
Year ended September 2006	90,163	—	4,715	—	4,550	—

	Net income for the third quarter		Net income per share for the third quarter	Diluted net income per share for the third quarter
	Million yen	YoY change (%)	Yen	Yen
Third quarter ended June 2007	858	-53.7	3,223.13	—
Third quarter ended June 2006	1,854	127.7	6,779.77	6,764.37
Year ended September 2006	2,942	—	10,757.95	10,736.22

Notes: Investment profit and loss on equity method (millions of yen)

Third quarter ended June 2007:	-38
Third quarter ended June 2006:	34
Year ended September 2006:	36

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
Third quarter ended June 2007	48,879	15,553	24.3	44,837.19
Third quarter ended June 2006	35,152	16,174	38.5	49,403.64
Year ended September 2006	37,180	17,278	38.9	52,835.11

Note: Shareholder's equity (millions of yen)

Third quarter ended June 2007:	11,876
Third quarter ended June 2006:	13,519
Year ended September 2006:	14,460

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Million yen	Million yen	Million yen	Million yen
Third quarter ended June 2007	3,274	-1,481	6,391	20,112
Third quarter ended June 2006	1,182	-2,613	8,511	13,247
Year ended September 2006	2,567	-3,548	6,719	11,906

2. Dividend Status

(Yen)

	Dividend per share		
(Base date)	First half	Second half	Annual
Fiscal year ended September 2006	1,500	1,500	3,000
Fiscal year ended September 2007 (results)	2,000		4,000
Fiscal year ended September 2007 (forecast)		2,000	

3. Forecast for Consolidated Financial Results for the Year Ending September 30, 2007 (October 1, 2006 – September 30, 2007)

(Figures in percentages denote the year-on-year change)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full year	114,700	27.2	4,780	1.4	4,540	- 0.2	2,240	- 23.9	8,425.37

4. Others

(1) Important changes of subsidiaries during the term (changes of specified subsidiaries that lead to a change in the scope of consolidation) Yes

Newly added: 1 (Net it works, Inc..)

Excluded: None

(2) Adoption of simplified accounting policies No

(2) Changes in accounting policies No

(Note) For more details, please see Page 22, "Significant Accounting Policies in the Preparation of the Consolidated Financial Statements."

(3) Number of shares issued (common stock)

1) Number of shares issued at the end of the term (including treasury stock) (shares)

Third quarter ended June 2007	275,964
Third quarter ended June 2006	275,964
Year ended September 2006	275,964

2) Number of treasury stock at the end of the term (shares)

Third quarter ended June 2007	11,100
Third quarter ended June 2006	2,320
Year ended September 2006	2,275

(Note) For the number of shares that is the basis for the calculation of consolidated net income per share, please see Page X "Per Share Information."

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.
(Note) For assumptions for results forecasts and other related matters, please see Page 9 of the Appendix.

Attached Material to Financial Results for theThird Quarter of the Fiscal Year Ending September 30, 2007

Table of contents

* Due to large volume of data, please refer to the page indicated by contents.

FULLCAST

July 31, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters
Shingo Tsukahara, Executive Officer, Finance and IR Manager
Telephone: +81-3-3780-9507

Consolidated Third Quarter Financial Results for the Year Ending September 2007

Fullcast Co., Ltd. reports the consolidated financial results for the third quarter of the fiscal year ending September 30, 2007 (three months from April 1, 2007 to June 30, 2007) finalized at the Company's board of directors' meeting today.

1. Results of Operations

(1) Consolidated Operating Highlights in the Third Quarter

The Company recorded net sales of ¥27,049 million, rising 24.5% from the third quarter of the previous year, and an operating loss of ¥59 million (compared with operating income of ¥778 million in the third quarter of previous year). This is attributable to the fact that, although in the Office Business the earnings of an acquired consolidated subsidiary contributed to income, Spot Business and other segments registered lower earnings.

1) Consolidated Operating Highlights in the Third Quarter
Q3 of FY2007:
Third quarter of the fiscal year ending September 2007 (Three months from April 1, 2007 to June 30, 2007)
Q3 of FY2006:
Third quarter of the fiscal year ended September 2006 (Three months from April 1, 2006 to June 30, 2006) (Million yen)

	Q3 of FY2007	Q3 of FY2006	YoY change (%)
Net sales	27,049	21,729	24.5
Operating income (loss)	- 59	778	–
Operating income ratio (%)	- 0.2	3.6	–
Ordinary income (loss)	- 175	733	–
Current net income (Net loss)	- 248	347	–
Current net income per share (Yen)	- 938.80	1,266.42	–

2) Nine Months Consolidated Operating Highlights
FY2007:
Third quarter of the fiscal year ending September 2007 (Nine months from October 1, 2006 to June 30, 2007)
FY2006:
Third quarter of the fiscal year ended September 2006 (Nine months from October 1, 2005 to June 30, 2006) (Million yen)

	FY2007	FY2006	YoY change (%)
Net sales	82,605	64,209	28.7
Operating income	2,390	2,864	- 16.6
Operating income ratio (%)	2.9	4.5	–
Ordinary income	2,188	2,753	- 20.5
Current net income	858	1,854	- 53.7
Current net income per share (Yen)	3,233.13	6,779.77	–

(Note) The year-on-year comparisons are calculated based on the following formula.

$$\text{Year-on-year change \%} = \frac{\text{(Figure in the current fiscal year – Figure in the previous fiscal year)}}{\text{Figure in the previous fiscal year}} \times 100$$

(2) Operating Results and Financial State

1) Summary

In the third quarter, improvement in corporate earnings fostered a sense that there was a shortage of human resources. As a result, corporate demand for outsourcing services remained firm across all types of industry.

The Company joined forces with group companies in stepping up staff recruitment and strove to gain an accurate understanding of the staffing needs of companies. At the same time, the Company proceeded to establish compliance systems and worked to prevent the recurrence of breaches of laws and regulations and to ensure appropriate business conduct. As a result, consolidated net sales amounted to ¥27,049 million (up 24.5% from the third quarter of the previous year).

At the earnings stage, although in Office Business the earnings of an acquired consolidated subsidiary contributed to income, Spot Business and other segments were unable to offset increases in the cost of sales and SG&A expenses especially advertising expenses, and as a result the Company recorded an operating loss of ¥59 million (compared with operating income of ¥778 million in the third quarter of the previous year), an ordinary loss of ¥175 million (compared with ordinary income of ¥733 million in the third quarter of the previous year) and a net loss for the third quarter of ¥248 million (compared with net income of ¥347 million in the third quarter of the previous year).

In addition, based on the improvement order imposed on the worker dispatch business by the Tokyo Labor Bureau, the Company has been undertaking a number of improvements. Currently, the Company is united in taking action to prevent any recurrence of the issue. However, there is a possibility that this could influence the business results, depending on future developments. We will announce the impact of this matter on our results as soon as it becomes clear.

On February 10, 2007 the Company discontinued its administration expenses system. It had been noted by some dispatched staff that, depending on the office and the time of year, there were some discrepancies in the explanations they were given concerning administration expenses, giving rise to misunderstandings about the system. Because of this, on July 6, 2007 the Company decided that in cases where, upon due consideration of individual circumstances, the dispatched staff and the Company judged payment to be appropriate, the Company would pay administration expenses retroactively to the date of its incorporation to dispatched staff who were judged to have misunderstood the system, provided that they could prove that they had actually worked. The Company plans to announce when it will record such losses and the amount of such losses as soon as it has reached a final decision in the light of expenditure moving forward.

2) Operating Highlights by Business Segment

Spot Business

Orders from the warehousing and transportation industries, the segment's main customers, increased, while demand remained steady from the retail and service sectors, which were finding it hard to hire part time workers. Consequently, net sales amounted to ¥ 13,965 million (rising 13.2% from the third quarter of the previous year).

At the earnings stage, the cost of sales increased because it takes time to raise the price of corporate services and because in February this year the Company reviewed the unit price classifications of staff wages, and on account of this and other factors net income decreased sharply to ¥185 million (down 75.8%).

The number of business offices increased 3 from the second quarter to 454 as of the end of the third quarter under review.

Factory Business

Although there was strong demand for staff dispatching services from automobile production lines, because it was difficult to secure staff, orders from the automotive industry decreased slightly. However, because the Company won new orders from industries maintaining brisk production activities like the IT industry and consumer electronics industry, net sales rose to ¥4,560 million (increase of 15.2% from the third quarter of the previous year).

In terms of earnings, because of factors such as higher advertising expenses to step up recruitment and a temporary rise in staff dormitory costs, the segment recorded an operating loss of ¥121 million (compared with operating income of ¥82

million in the third quarter of the previous year).

The number of offices at the end of the term under review rose 2 from the end of the second quarter to 61.

Technology Business

With strong demand for the dipatch of engineers and Company initiatives in the recruitment of new graduates and the training of overseas engineers, the number of dispatched staff increased. At the same time the unit price of worker dispatch contracts also held firm. In the contract development business, orders from the finance and telecommunications industries continued. As a result, net sales rose to ¥4,089 million (up 17.5% from the third quarter of the previous year).

At the earnings stage, because of factors such as the small number of highly profitable project inspections in the contract development category, operating income amounted to ¥28 million (down 58.4%).

Office Business

Thanks to steady orders for call center operator services and data input services, net sales were ¥3,114 million (increase of 111.7% from the third quarter of the previous year).

In terms of earnings, Fullcast Marketing Co., Ltd., which became a wholly owned subsidiary in July 2006, contributed to segment performance, and operating income increased sharply to ¥303 million (rise of 208.3%).

The number of business offices as of the end of the third quarter under review was 47, increased 3 from the end of the second quarter of the current fiscal year.

Other Business

Fullcast Advance Co., ltd., which is involved in the security business and was made a wholly owned subsidiary in May 2006, and info-P Co., Ltd., which provides advertising agency services for the pachinko industry and was made a wholly owned subsidiary in May 2007, both contributed to segment performance. Net sales grew to ¥1,320 million (up 176.7% from the third quarter of the previous year).

At the earnings stage, given the delayed improvement in business efficiency, the segment recorded an operating loss of ¥108 million (compared with an operating loss of ¥31 million in the third quarter of the previous year).

(3) Operating Results by Business Segment

1) Consolidated Operating Results in the Third Quarter

Q3 of FY2007:
Third quarter of the fiscal year ending September 2007 (Three months from April 1, 2007 to June 30, 2007)
Q3 of FY2006:
Third quarter of the fiscal year ended September 2006 (Three months from April 1, 2006 to June 30, 2006)

Spot Business (Million yen)

	Q3 of FY2007	Q3 of FY2006	YoY change (%)
Net sales	13,965	12,341	13.2
Operating income	185	764	- 75.8
Operating income ratio (%)	1.3	6.2	–

Factory Business

	Q3 of FY2007	Q3 of FY2006	YoY change (%)
Net sales	4,560	3,960	15.2
Operating income	- 121	82	- 247.4
Operating income ratio (%)	- 2.7	2.1	–

Technology Business

	Q3 of FY2007	Q3 of FY2006	YoY change (%)
Net sales	4,089	3,480	17.5
Operating income	28	68	- 58.4
Operating income ratio (%)	0.7	2.0	–

Office Business

	Q3 of FY2007	Q3 of FY2006	YoY change (%)
Net sales	3,114	1,471	111.7
Operating income	303	98	208.3
Operating income ratio (%)	9.7	6.7	–

Other Business

	Q3 of FY2007	Q3 of FY2006	YoY change (%)
Net sales	1,320	477	176.7
Operating income	- 108	- 31	–
Operating income ratio (%)	- 8.2	- 6.6	–

2) Nine Months Consolidated Operating Results

FY2007:
Third quarter of the fiscal year ending September 2007 (Nine months from October 1, 2006 to June 30, 2007)
FY2006:
Third quarter of the fiscal year ended September 2006 (Nine months from October 1, 2005 to June 30, 2006)

Spot Business (Million yen)

	FY2007	FY2006	YoY change (%)
Net sales	43,793	35,978	21.7
Operating income	1,956	2,598	- 24.7
Operating income ratio (%)	4.5	7.2	–

Factory Business

	FY2007	FY2006	YoY change (%)
Net sales	14,881	11,715	27.0
Operating income	262	329	- 20.4
Operating income ratio (%)	1.8	2.8	–

Technology Business

	FY2007	FY2006	YoY change (%)
Net sales	12,649	11,181	13.1
Operating income	676	518	30.5
Operating income ratio (%)	5.3	4.6	–

Office Business

	FY2007	FY2006	YoY change (%)
Net sales	8,416	4,536	85.6
Operating income	543	156	248.9
Operating income ratio (%)	6.4	3.4	–

Other Business

	FY2007	FY2006	YoY change (%)
Net sales	2,866	800	258.4
Operating income	- 106	- 52	104.7
Operating income ratio (%)	- 3.7	- 6.5	–

Calculation methods in the segment results

(1) Net sales by business category only consist of external sales.

(2) Operating income by business category includes those posted within the Group due to internal transactions.

(3) Operating income ratio by business category is calculated by dividing the figures in (2) by the figures in (1).

(4) Outlook for the September 2007 Fiscal Year

Forecast for Consolidated Financial Results for the Year Ending September 30, 2007

(October 1, 2006 – September 30, 2007) (Million yen)

	Actual results for the third quarter of FY2007 (9 months)	Revised full-year forecast for FY2007	Rate of progress (%)
Net sales	82,605	114,700	72.0
Spot Business	43,793	62,740	69.8
Factory Business	14,881	19,737	75.4
Technology Business	12,649	16,449	76.9
Office Business	8,416	11,024	76.0
Other Business	2,866	4,750	60.4
Operating income	2,390	4,780	50.0
Ordinary income	2,188	4,540	48.2
Current net income	858	2,240	38.3
Current net income per share	3,238.13	8,425.37	–

Reference: Changes in consolidated operating results for FY 2005 ended September 30, 2006

(Million yen)

	1st Quarter Oct. – Dec. '05	2nd Quarter Jan. – Mar. '06	3rd Quarter Apr. – Jun. '06	4th Quarter Jul. – Sep. '06	Full year Oct. '05 – Sep. '06
Net sales	20,541	21,939	21,729	25,954	90,163
Contributing ratio of current net sales (%)	22.8	24.3	24.1	28.8	–
Operating income	1,115	972	778	1,851	4,715
Contributing ratio of current operating income (%)	23.6	20.6	16.5	39.3	–
Ordinary income	1,089	931	733	1,796	4,550
Contributing ratio of current ordinary income (%)	23.9	20.5	16.1	39.5	–
Current net income	980	527	347	1,088	2,942
Contributing ratio of current net income (%)	33.3	17.9	11.8	37.0	–

Based on the improvement order imposed on the worker dispatch business by the Tokyo Labor Bureau, the Company has been undertaking a number of improvements. Currently, the Company is united in taking action to prevent any recurrence of the issue. However, there is a possibility that this could influence the business results, depending on future developments.

On February 10, 2007 the Company discontinued its administration expenses system. It had been noted by some dispatched staff that, depending on the office and the time of year, there were some discrepancies in the explanations they were given concerning administration expenses, giving rise to misunderstandings about the system. Because of this, on July 6, 2007 the Company decided that in cases where, upon due consideration of individual circumstances, the dispatched staff and the Company judged payment to be appropriate, the Company would pay administration expenses retroactively to the date of its incorporation to dispatched staff who were judged to have misunderstood the system, provided that they could prove that they had actually worked. The Company plans to announce when it will record such losses and the amount of such losses as soon as it has reached a final decision in the light of expenditure moving forward.

The following is the Group's business outlook by business segment:

1) Spot Business

Demand for staff outsourcing services is expected to remain solid across all types of industry. New orders should grow as companies have difficulty hiring part-time workers on their own.

We will proceed with negotiations to raise the price of our corporate services. Depending on the progress made, earnings are expected to improve moving forward.

2) Factory Business

Given brisk production activities in manufacturing industries, continued demand for outsourcing services is anticipated. The Company will seek to expand recruitment and improve the percentage of staff that stay registered with the Company by creating a working environment that meets the needs of jobseekers.

3) Technology Business

Demand for the dispatch of engineers from development and design divisions within manufacturing industries is expected to remain firm moving forward and, bolstered by the continued trend for robust investment in computerization, system development related orders are expected to increase.

4) Office Business

Demand for staff dispatching services is expected to increase because the services provide a timely and appropriate response to the outsourcing needs of clients.

There is expected to be a rise in orders from the sales support area, an area in which demand for outsourcing services remained strong in the third quarter.

4) Other Business

The decrease in earnings is expected to grow smaller through the promotion of improvements in the business efficiency of Fullcast Advance Co., Ltd. and info-P Co., Ltd. which the Company recently made into wholly owned subsidiaries.

(5) Changes in Consolidated Financial Condition

At the end of the third quarter of the current consolidated accounting period, cash and cash equivalents totaled 8,185 million yen, compared with an increase of 7,079 million yen in the previous year, to 20,112 million yen.

1) Cash flows from operating activities

Net cash gained by operating activities in the third quarter of the current consolidated accounting period was 3,274 million yen, compared with 1,182 million yen gained in the same time last year.

This was primarily attributable to the fact that net income before income taxes and minority interests was 1,949 million yen, the decrease in trade receivables was 2,157 million yen (the increase in trade payables was 115 million yen), the increase in accrued expenses was 633 million yen and income tax paid was 1,870 million yen.

2) Cash flows from investing activities

Net cash used in investing activities in this third quarter was 1,481 million yen, compared with 2,613 million yen used in the previous year.

This was mainly due to the fact that expenditures incurred to acquire investment securities were 1,442 million yen.

3) Cash flows from financing activities

Net cash gained by financing activities in the third quarter under review was 6,391 million yen, compared with 8,511 million yen gained in the previous year.

The main reason was that while short-term borrowing increased 5,319 million yen and proceeds from long-term debt was 7,000 million yen, expenditure incurred by acquisition of treasury shares was 3,203 million yen, repayments of long-term debt were 1,737 million yen, payments of dividends were 935 million yen.

Reference

(1) Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2007 (Million yen)

	1st Quarter Oct. – Dec. 2006	2nd Quarter Jan. – Mar. 2007	3rd Quarter Apr. – Jun. 2007	4th Quarter Jul. – Sep. 2007	Full year
Net sales	28,043	27,514	27,049	—	82,605
Gross profit	7,773	7,384	6,687	—	21,844
Operating income	1,395	1,054	- 59	—	2,390
Ordinary income	1,370	993	- 175	—	2,188
Income before income taxes and minority interests	1,383	714	- 148	—	1,949
Net income	716	390	- 248	—	858
Net income per share	2,632.67	1,485.52	- 938.80	—	3,223.13
Diluted net income per share (Yen)	2,632.06	1,485.09	—	—	—
Total assets	40,387	43,512	48,879	—	48,879
Net assets	11,972	11,914	11,876	—	11,876
Net assets per share (Yen)	45,374.95	45,405.32	44,837.19	—	44,837.19
Cash flows from operating activities	- 187	2,276	1,185	—	3,274
Cash flows from investing activities	- 946	- 1,152	617	—	- 1,481
Cash flows from financing activities	2,334	1,819	2,237	—	6,391
Cash and cash equivalents at end of period	13,108	16,052	20,112	—	20,112

Fiscal year ended September 2006

	1st Quarter Oct. – Dec. 2005	2nd Quarter Jan. – Mar. 2006	3rd Quarter Apr. – Jun. 2006	4th Quarter Jul. – Sep. 2006	Full year
Net sales	20,541	21,939	21,729	25,954	90,163
Gross profit	5,729	6,129	5,968	7,390	25,216
Operating income	1,115	972	778	1,851	4,715
Ordinary income	1,089	931	733	1,796	4,550
Income before income taxes and minority interests	1,475	798	701	1,727	4,701
Net income	980	527	347	1,088	2,942
Net income per share	3,586.52	1,928.08	1,266.42	3,977.25	10,757.95
Diluted net income per share (Yen)	3,583.07	1,922.18	1,263.49	3,972.61	10,736.22
Total assets	30,348	33,220	35,152	37,180	37,180
Total assets	13,110	13,670	13,519	14,460	14,460
Shareholders' equity per share (Yen)	47.966.64	49,968.05	49,403.64	52,835.11	52,835.11
Cash flows from operating activities	- 133	321	993	1,386	2,567
Cash flows from investing activities	- 51	- 275	- 2,287	- 935	- 3,548
Cash flows from financing activities	4,683	1,259	2,569	- 1,792	6,719
Increase in cash and cash equivalents from merger of subsidiaries	—	—	72	—	72
Cash and cash equivalents at end of period	10,596	11,901	13,247	11,906	11,906

Reference

(2) Changes in Quarterly Operating Results by Business Segment

(Million yen)

	Spot Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	15,577	14,251	13,965	—	43,793
	(2) Inter-segment sales or the amount of transfers	207	202	107	—	516
	Total	15,784	14,453	14,072	—	44,309
	Operating expenses	14,625	13,840	13,887	—	42,353
	Operating income or loss	1,158	613	185	—	1,956
	Operating income ratio (%)	7.4	4.3	1.3	—	4.5
Fiscal year ended September 2006	(1) Sales to external customers	11,573	12,065	12,341	14,004	49,982
	(2) Inter-segment sales or the amount of transfers	171	171	195	412	949
	Total	11,744	12,236	12,535	14,416	50,931
	Operating expenses	10,753	11,393	11,771	13,083	47,000
	Operating income or loss	991	843	764	1,333	3,931
	Operating income ratio (%)	8.6	6.9	6.2	9.5	7.9

	Factory Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	5,092	5,229	4,560	—	14,881
	(2) Inter-segment sales or the amount of transfers	6	6	3	—	14
	Total	5,098	5,235	4,563	—	14,896
	Operating expenses	4,892	5,057	4,684	—	14,634
	Operating income or loss	206	178	- 121	—	262
	Operating income ratio (%)	4.0	3.4	- 2.7	—	1.8
Fiscal year ended September 2006	(1) Sales to external customers	3,681	4,074	3,960	4,421	16,135
	(2) Inter-segment sales or the amount of transfers	6	6	6	8	25
	Total	3,687	4,080	3,965	4,428	16,161
	Operating expenses	3,605	3,915	3,883	4,283	15,686
	Operating income or loss	81	166	82	145	475
	Operating income ratio (%)	2.2	4.1	2.1	3.3	2.9

	Technology Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	4,017	4,542	4,089	—	12,649
	(2) Inter-segment sales or the amount of transfers	151	204	77	—	432
	Total	4,169	4,746	4,166	—	13,081
	Operating expenses	3,931	4,336	4,137	—	12,405
	Operating income or loss	238	410	28	—	676
	Operating income ratio (%)	5.9	9.0	0.7	—	5.3
Fiscal year ended September 2006	(1) Sales to external customers	3,546	4,155	3,480	3,988	15,169
	(2) Inter-segment sales or the amount of transfers	5	18	65	83	170
	Total	3,551	4,172	3,545	4,071	15,339
	Operating expenses	3,331	3,943	3,477	3,670	14,421
	Operating income or loss	220	230	68	401	918
	Operating income ratio (%)	6.2	5.5	2.0	10.0	6.1

	Office Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	2,605	2,697	3,114	—	8,416
	(2) Inter-segment sales or the amount of transfers	76	38	27	—	141
	Total	2,681	2,736	3,141	—	8,557
	Operating expenses	2,594	2,584	2,838	—	8,015
	Operating income or loss	88	152	303	—	543
	Operating income ratio (%)	3.4	5.6	9.7	—	6.4
Fiscal year ended September 2006	(1) Sales to external customers	1,575	1,490	1,471	2,841	7,377
	(2) Inter-segment sales or the amount of transfers	109	106	93	119	427
	Total	1,684	1,596	1,564	2,960	7,804
	Operating expenses	1,632	1,590	1,466	2,753	7,441
	Operating income or loss	52	5	98	208	363
	Operating income ratio (%)	3.3	0.3	6.7	7.3	4.9

	Other Business	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2007	(1) Sales to external customers	752	794	1.320	—	2,866
	(2) Inter-segment sales or the amount of transfers	1	1	1	—	3
	Total	753	795	1,321	—	2,870
	Operating expenses	772	775	1,429	—	2,976
	Operating income or loss	- 18	20	- 108	—	- 106
	Operating income ratio (%)	- 2.5	2.6	- 8.2	—	- 3.7
Fiscal year ended September 2006	(1) Sales to external customers	167	156	477	700	1,500
	(2) Inter-segment sales or the amount of transfers	7	16	1	2	26
	Total	174	172	479	702	1,526
	Operating expenses	215	151	510	725	1,601
	Operating income or loss	- 41	21	- 31	- 23	- 75
	Operating income ratio (%)	- 24.8	13.5	- 6.6	- 3.2	- 5.0

Note (1) Operating income by business category includes income posted within the Group from internal transactions.

(2) Operating income ratio by business category is calculated by dividing net sales to external customers by the operating income.

(6) Risks of Business and Others

The matters that can be risk factors for the Group to operate are given below. From the standpoint of disclosing information proactively to investors, they include those deemed significant for investors to decide if he/she invests or understand the Group's business activities, even they are not supposed to fall under ordinary business risks. The Group intends to recognize the potential risks and do its utmost to avoid or deal with any risk should it arise. The following matters include future risk factors, but are based upon a judgement made by the Company's management as of the date of reporting these financial statements and the business risks and others are not limited to these.

1) Ensuring staffs

The young population in Japan has been declining due to the falling birthrate and the declining number of births since the mid-1980s, and this trend will likely continue according to forecasts by National Institute on Population and Social Security Research under the Ministry of Health, Labour and Welfare, and others. In the Spot Business, which is the nucleus of the Group's business, the majority of staffs are in the young age bracket ranging from the late teens to the twenties. Given this, the declining young population would make it difficult for the Group to ensure human resources it needs. In consequence, it could have an adverse effect on the Group's business performance. To cope with the decrease in the young population, we promote job offers on the Internet or via mobile devices to increase efficiency in ensuring staff members. In this regard, if pay raises for them or an increase in advertising expenses to promote efforts to gain them cannot be absorbed though internal efforts, including increasing operational efficiency or passing it onto service price, it could have an adverse effect on the Group's business performance.

In addition, due to relatively low entry barriers, which is peculiar to the industry to which the Group belongs, or intensifying competition, there is a likelihood that competition to gain staffs will become fierce in the future. As a result, the Group may not be able to ensure an adequate number of staffs it needs, which results in preventing

it from meeting the goals spelled out under the Group's business plan.

On top of these, those in the young age bracket ranging from the late teens to the twenties, which comprise the backbone of the Group's staffs, are the generation which is sensitive to a corporate image. Thus, the Company considers it important to establish a corporate brand which will be supported by this generation in order to enclose excellent human resources. The Group carries out strategies to improve its corporate image through business activities in the whole sports area, including acquiring naming rights to the "Fullcast Stadium Miyagi," which is the home ground of the Tohoku Rakuten Eagles, a Japanese professional baseball club belonging to the Pacific League. Whether the effect of these strategies maintains or not is uncertain, however; thus, it is possible that we will be unable to ensure staff members we need adequately.

2) Ensuring employees and job retention

An average length of service of the Company's employees, excluding staff members, stands at 2 years and 11 months as of the end of September 2006. This can in part be attributed to a large number of those who leave the Company while it has increased those newly hired as its business has expanded rapidly. To respond to the increasingly competitive external environment surrounding the Group, which itself is a result of deregulation, it is important for the Company to improve human resources and increase their retention rate.

On grounds that it is necessary to carry out business office-based hiring strategy to maintain the competitive edge, the Company has set up a large number of business offices in a short period of time. And how to maintain the quality of branch mangers and employees assigned to these offices has become one of the key issues. The Company intends to recruit excellent human resources actively and appoint them branch manager or assign them to each business office. However, should it be unable to ensure adequate human resources it requires, or human resources which are currently in service drain out, it could hamper such business office-based business strategy. As a result, it could do harm to the Group's business performance. In addition, if revenues or income plans were not achieved as expected under such business office-based hiring strategy, it could increase selling, general and administrative expenses, which could in turn have an adverse effect on the Group's bottom line.

If the adoption of technical staff in the technical and engineer staffing services does not proceed as planned, it could have an adverse impact on the business performance of the Group.

3) Management of database of client companies and staffs

In order to swiftly coordinate the most suitable staffs who meet the client company's needs and increase efficiency of staffing, the Group makes use of the business management information system FASE in managing staffs' work behavior or experience by type of job and information about client companies in the form of a database. Moreover, we bill our clients, charging them for contracting services, and check accounts receivable and other items through our FASE matching database system. The Group's operational efficiency therefore depends significantly on the FASE system. To provide against a failure of the server on which FASE runs, for instance, the Group has deployed multiple servers. However, in the event of a disaster, such as an earthquake, should any technical problems arise that cause all of our servers to halt and FASE to stop running, it could prevent the Group from carrying out its business. This could consequently have a material impact on the Group's business performance.

The Group intends to continue investing in information technology, including upgrades to FASE, as needed, thereby setting ourselves apart from the competition in terms of cost and service. However, these investments

will not necessarily lead to an increase in sales in the future. If they do not produce commensurate returns, investment efficiency will be reduced.

As regards management of data stored in FASE, including personal information, the Group has set clear standards for handling it, tightened control of those authorized to access to such information, and stepped up internal audit in a bid to prevent illegal access to personal information and loss, damage, falsification or leakage thereof. Despite that, should any piece of information be leaked for some reason, the Group could lose confidence in society. In consequence, sales might decline or someone would make a claim for damages. And this could have an adverse effect on the Group's business performance.

We stepped up our system to manage information, including not only personal information stored under our FASE matching database system, but all information needed to continue to conduct business, such as sales data, as well. This enabled us to acquire a BS7799-2:2002 international standards for information security management systems certificate and a Japanese ISMS (information security management system) Certification Standards Ver. 2.0 certificate (as of June 27, 2005) as well. In addition, as ISO (International Organization for Standardization) 27001 became an international standard, we acquired the certificate (on July 20, 2006) by applying the ISMS Certification Standards Ver. 2.0 certificate to ISO27001. We continue to strive to bolster our information security measures by introducing a third-party's perspective meeting global standards in an effort to shore up corporate compliance and risk management.

4) Job-related accidents or trouble involved with staffs

In the event that a staff member dies, gets injured or sick while he/she is performing a task, or as a result of a task, the employer, that is, the Company would be obliged to award accident compensation in compliance with the Labor Standards Law, the Workmen's Accident Compensation Insurance Law and/or any other relevant law or ordinance.

From the standpoint of giving staffs primary safety and hygiene training thoroughly and preventing injury and sickness, the Company lends safety equipment, puts up a warning sign regarding work, or distribute written instructions in order to help them increase their awareness of safety. In addition, from the viewpoint of protecting workers, the Group has taken out professional indemnity insurance and others on top of workmen's accident compensation insurance. In the event that a disaster occurs which exceeds the scope to be covered by these insurance policies, however, we would be liable for damages on grounds of noncompliance of obligation of security under the labor agreement (Article 415 of the Civil Code and others), unlawful responsibility (Article 709 of the Civil Code), and others.

Furthermore, when a staff member performs a task, due to an accident owing to an error by him/her, a breach of contract between a client company, or his/her illegal act, a lawsuit would be brought against the Company or any other claim could be made. The Company has the system available to cope with legal risk management by assigning the person in charge of legal affairs, but depending on the type of litigation or the amount of damages to be sought, it could have a material impact on its business performance.

5) Legal restrictions

a) Changes in legal restrictions

If any of the Labor Standards Law, the Worker Dispatch Law, the Workmen's Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Fund Law and any other relevant law or

ordinance, which apply to business activities conducted by the Group, is revised or whose interpretation is changed according to a change of social circumstances surrounding the labor market, depending upon the content, it could have a material impact on business activities conducted by the Group.

In addition, based on the improvement order imposed on the worker dispatch business by the Tokyo Labor Bureau, the Company has been undertaking a number of improvements. Currently, the Company is united in taking action to prevent any recurrence of the issue. However, there is a possibility that this could influence the business results, depending on future developments. We will announce the impact of this matter on our results as soon as it becomes clear.

b) Social insurance contribution

In terms of taking out social insurance, workers whose period of contract is up to two (2) months and those whose working hours are three quarters or less of those of regular workers, and others are exempted from the application of the Health Insurance Law. Nearly the same applies to the application of the Welfare Pension Fund Law. As to the Spot Business, the Company employs staffs for a short period of time; thus, at present it does not cover these expenses as one exempted from the application of social insurance.

Any future revision to the social insurance system can affect the Group's business performance, depending upon the content, such as a reduction in premium rate or an expansion in the applicable scope of the insured.

c) Manpower dispatching business

The Group conducts the manpower dispatching business in accordance with the Worker Dispatch Law and with Health, Labor and Welfare Minister's approval. In the event that we fail to meet any requirement as a manpower dispatching business operator, however, its license could be revoked or we could receive orders to close or suspend business on grounds of violating applicable laws and regulations or failing to meet the licensing requirements. Though the Group strives to prevent any violation of laws and ordinances through stepping up corporate compliance and risk management, should its license be revoked for some reason, we would no longer be allowed to conduct the manpower dispatching business, which in turn could have a significant impact on the Group's business performance.

d) Contracting business

The Group carries through contracted work independently of the client concerned as a contracting business operator in accordance with a contract agreement. In carrying out such work we comply with the Standards for Differentiating Staffing Business and Contracting Business (Ministry of Labor Notice 37 in 1986) and other relevant laws and ordinances.

Before executing contracted work, we confirm its content, scope, completion date and others with the client, but in the event that differences in understanding between the client arise as we execute it and we become unable to collect charges or it becomes difficult to do so, it could have a significant impact on the Group's business performance.

6) The Company's business management

a) Dependence on a certain person

Takehito Hirano (Note 1), founder, president and chairman of the Company, plays a pivotal role across the entire management scope, from the formulation of business plans or strategies to sales activities and financial affairs. At this point, if he were to resign from his post for any reason, it could have a material impact on the Company's business strategy, business performance and other aspects.

b) Stock option

The Company has issued stock options with the aim of further motivating directors, corporate auditors and employees of the Company and its subsidiaries to improve business performance and increasing their morale. The term for exercising these stock options is from January 1, 2006 through December 30, 2008. The number of potential shares involved in these stock options stands at 1,818 shares on June 30, 2007.

Also, the issuing of stock subscription rights as a stock option plan for 4,000 common shares of the Company was approved at the ordinary general meeting of shareholders held on December 21, 2005, and 1,996 stock subscription rights were issued on April 25, 2005 with an exercise period from January 1, 2008 to December 30, 2010. The number of potential shares related to the stock subscription rights was 3,814 shares at the end of June 2007, which is equivalent to approximately 1.4% of the number of shares outstanding of the Company (including treasury stocks). When new stock is issued through the exercise of these stock subscription rights, the Company's stock value could be diluted.

c) Strategy for acquisition of business/alliance and new business

The Company made Asia Pacific System Research Co., Ltd. a wholly owned subsidiary in October 2005 through the acceptance of a private placement of shares and negotiated transactions with the main stockholders of the company based on a conservative feasibility study. Also, in May 2006, the Company made Nihon Sogo Security Guard Co., Ltd. (Note 2) a wholly owned subsidiary, followed by Fullcast Marketing Co., Ltd. in July 2006 and info-P Co., Ltd. in May 2007. In addition, the Company changed Net it works, Inc. from an equity-method affiliate to a consolidated subsidiary on June 30, 2007, based on the effective control standard. (The Company's shareholding is 41.86%.)

However, if the cost of realigning and strengthening those companies exceeds expectations or if their contribution to profits is less than anticipated, it could have an adverse effect on the Group's business performance.

The Group plans to expand its existing business and seek opportunities to start new businesses by advancing into new areas, acquiring companies or entering into business alliances with other companies. In doing so, we aim broaden the scope of our business and bolster the overall value of the Group. However, if such business expansion strategy through acquisitions and others does not contribute to income-earning as initially expected, or massive funds might need to be injected, or due to amortization of goodwill and others, the Group's profit and loss could deteriorate temporarily.

(Note) 1. Takehito Hirano is to assume the position of Chairman and Representative Director at the meeting of the Board of Directors to be held on December 21, 2006, assuming he is elected as a director at the Company's 14th ordinary general meeting of shareholders to be held on the same day.

2. Nihon Sogo Security Guard Co., Ltd. changed its trade name to Fullcast Advance Co., Ltd. on October 1, 2006.

7) Seasonal factors for the Group's business performance

In the Spot Business segment, which constitutes the core business of the Group, orders tend to increase in the second and fourth quarters due to the nature of the business. In this segment we are continuing to establish new offices as the market expands. It will, however, take some time for these offices to begin contributing to earnings after incurring the expenses of opening them. Consequently, net sales and profits tend to fluctuate depending on the number of new offices opened during the quarter.

The Group strives to increase the number of orders for our High Quality Solutions designed to lead to an

increase in operational efficiency of the client through qualitative improvement, in an effort to minimize seasonal fluctuations. In the Technology Business segment, as we apply acceptance inspection standards (Note) to all orders, sales and profits tend to increase in the second and fourth quarters, which are the turning points in the fiscal year.

The percentage of new graduate engineers or technical experts who join the company is high in April and as sales from these new graduates grow, earnings tend to rise in the latter half of the fiscal year.

Because many of our clients' fiscal year ends in March, negotiations on rate revision or rate revision is implemented in April or later in many cases, which results in making sales and earnings increase disproportionately in the latter half of the fiscal year in the Technology Business segment.

(Note) In the acceptance inspection standards, sales are recorded on the date when products are accepted and inspected by counterparties (customers).

8) Notice of payment of administrative administration expenses

On February 10, 2007 the Company discontinued its administration expenses system. It had been noted by some dispatched staff that, depending on the office and the time of year, there were some discrepancies in the explanations they were given concerning administration expenses, giving rise to misunderstandings about the system. Because of this, on July 6, 2007 the Company decided that in cases where, upon due consideration of individual circumstances, the dispatched staff and the Company judged payment to be appropriate, the Company would pay administration expenses retroactively to the date of its incorporation to dispatched staff who were judged to have misunderstood the system, provided that they could prove that they had actually worked. The Company plans to announce when it will record such losses and the amount of such losses as soon as it has reached a final decision in the light of expenditure moving forward.

2. Consolidated Financial Statements and Others for the Third Quarter

(1) Consolidated Balance Sheet for the Third Quarter

(Million yen)

		As of June 30, 2007			As of June 30, 2006			As of September 30, 2006		
Category	Note No.	Amount		%	Amount		%	Amount		%
Assets										
I Current assets										
1 Cash and deposits			19,050			12,075			10,713	
2 Trade notes and accounts receivables			11,505			10,115			12,111	
3 Securities			1,299			1,199			1,201	
4 Inventories			884			479			531	
5 Other current assets			3,912			2,325			2,781	
Allowance for doubtful accounts			-187			-124			-114	
Total current assets			36,463	74.6		26,070	74.2		27,223	73.2
II Fixed assets										
1 Tangible fixed assets										
(1) Buildings and structures	*1	898			714			733		
Accumulated depreciation		297	600		264	450		277	456	
(2) Machinery and vehicles		51			81			51		
Accumulated depreciation		35	17		49	32		35	15	
(3) Furniture and fixtures		2,008			1,604			1,740		
Accumulated depreciation		1,174	833		847	757		955	786	
(4) Land	*1		793			737			737	
(5) Construction suspense account			0			—			—	
Total tangible fixed assets			2,243	4.6		1,976	5.6		1,994	5.4
2 Intangible fixed assets										
(1) Software			1,166			988			1,135	
(2) Consolidation adjustments			—			1,429			—	
(3) Goodwill			4,060			—			2,521	
(4) Other	*1		161			194			53	
Total intangible fixed assets			5,386	11.0		2,612	7.4		3,709	10.0
3 Investment and other assets										
(1) Investment securities	*2		1,636			2,253			1,691	
(2) Insurance reserve fund			626			526			553	
(3) Other			2,847			1,951			2,248	
Allowance for doubtful accounts			-323			-234			-237	
Total investment and other assets			4,786	9.8		4,495	12.8		4,253	11.4
Total fixed assets			12,416	25.4		9,082	25.8		9,957	26.8
Total assets			48,879	100.0		35,152	100.0		37,180	100.0

(Million yen)

			As of June 30, 2007			As of June 30, 2006			As of September 30, 2006	
	Category	Note No	Amount		%	Amount		%	Amount	%
	Liabilities									
I	Current liabilities									
1	Notes payable and accounts payable trade			1,160			386		489	
2	Short-term borrowings			10,068			5,850		4,648	
3	Current portion of long-term debt			2,979			1,446		1,437	
4	Accounts payable-other			3,799			2,123		3,163	
5	Accrued expenses payable			3,145			2,102		2,437	
6	Income taxes payable			376			234		1,091	
7	Accrued bonuses			923			805		1,064	
8	Other current liabilities			1,142			654		530	
	Total current liabilities			23,592	48.3		13,601	38.7	14,858	40.0
II	Fixed liabilities									
1	Long-term debt			9,082			4,861		4,517	
2	Allowance for employee retirement benefits			550			412		462	
3	Other fixed liabilities			102			103		65	
	Total fixed liabilities			9,734	19.9		5,376	15.3	5,044	13.5
	Total liabilities			33,326	68.2		18,978	54.0	19,903	53.5
	Net assets									
I	Owners' equity									
1	Common stock			3,464	7.1		3,464	9.8	3,464	9.3
2	Capital surplus			3,220	6.6		3,090	8.8	3,100	8.3
3	Retained surplus			7,897	16.1		6,946	19.8	7,992	21.5
4	Treasury stock			-2,747	-5.6		-166	-0.5	-163	-0.4
	Total owners' equity			11,835	24.2		13,334	37.9	14,393	38.7
II	Valuation and translation adjustments:									
	Net unrealized holding gains on securities			41	0.1		185	0.5	67	0.2
	Total Valuation and translation adjustments			41	0.1		185	0.5	67	0.2
III	Minority interests			3,677	7.5		2,655	7.6	2,817	7.6
	Total net assets			15,553	31.8		16,174	46.0	17,278	46.5
	Liabilities and net assets			48,879	100.0		35,152	100.0	37,180	100.0

2) Consolidated Profit and Loss Statement for the Third Quarter

(Million yen)

Category	Note No	October 1, 2006 to June 30, 2007 Amount		%	October 1, 2005 to June 30, 2006 Amount		%	October 1, 2005 to September 30, 2006 Amount		%
I Net sales			82,605	100.0		64,209	100.0		90,163	100.0
II Cost of sales			60,761	73.6		46,383	72.2		64,947	72.0
Gross profit			21,844	26.4		17,826	27.8		25,216	28.0
III Selling, general and administrative expenses	*1		19,454	23.5		14,961	23.3		20,501	22.8
Operating income			2,390	2.9		2,864	4.5		4,715	5.2
IV Non-operating income										
1 Interest income		10			1			3		
2 Rental income		13			13			19		
3 Equity in earnings of affiliates		—			34			36		
4 Other		99	123	0.1	77	125	0.2	86	143	0.1
V Non-operating expenses										
1 Interest expense		136			41			64		
2 Expenses related to listing on Stock Exchange		—			23			23		
3 New stock issue expenses		—			21			—		
4 Stock issue expenses		0			—			25		
5 Business commence expense		11			48			48		
6 Loss on equity method investments		38			—			—		
7 Other		140	32	0.4	104	236	0.4	150	309	0.3
Ordinary income			2,188	2.6		2,753	4.3		4,550	5.0
VI Extraordinary income										
1 Gain on sale of fixed assets	*2	1			—			—		
2 Gain on sale of investment securities		—			16			17		
3 Gain on sale of affiliate stocks		—			9			9		
4 Reversal of allowances for doubtful accounts		59			31			23		
5 Gain on change in share-holding ratio	*3	—	60	0.1	412	469	0.7	398	447	0.5
VII Extraordinary loss										
1 Loss on sales of fixed assets	*4	110			0			0		
2 Loss on disposal of fixed assets	*5	36			20			40		
3 Loss on sale of affiliate stocks		—			17			17		
4 Penalty	*6	—			17			17		
5 Loss on disposal of lease deposits		—			29			31		
6 Allowance for officers' retirement benefits	*7	10			165			165		
7 Loss on change in share-holding ratio	*8	5			—			26		
8 Loss on liquidation of affiliates		27			—			—		
9 Settlement payments	*9	22			—			—		
10 Loss on impairment of fixed assets	*10	88	298	0.3	—	249	0.4	—	296	0.3
Income before income taxes and minority interests			1,949	2.4		2,974	4.6		4,701	5.2
Corporate, residential and enterprise taxes		844			997			1,907		
Corporate tax adjustment		173	1,017	1.3	50	1,047	1.6	-346	1,561	1.7
Minority interests (or loss)			74	0.1		73	0.1		198	0.2
Net income			858	1.0		1,854	2.9		2,942	3.3

3) Consolidated Statements of Shareholders' Equity for the Third Quarter

Third quarter of the fiscal year ending September 2007 (October 1, 2006 to June 30, 2007)

(Million yen)

	Owners' equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total owners' equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2006	3,464	3,100	7,992	-163	14,393	67	67	2,817	17,278
Net increase/decrease during the current quarter									
Cash dividends	—	—	-935	—	-935	—	—	—	-935
Decrease due to application of the equity method	—	—	-17	—	-17	—	—	—	-17
Net income	—	—	858	—	858	—	—	—	858
Purchase of company shares		—	—	-3,203	-3,203	—	—	—	-3,203
Disposal of treasury stock	—	120	—	620	740	—	—	—	740
Net increase/decrease during the current quarter except in owners' equity	—	—	—	—	—	-26	-26	860	834
Total of increase/decrease during the current quarter	—	120	-95	-2,583	-2,558	-26	-26	860	-1,725
Balance June 30, 2006	3,464	3,220	7,897	-2,747	11,835	41	41	3,677	15,553

Third quarter of the fiscal year ended September 2006 (October 1, 2005 to June 30, 2006)

(Million yen)

	Owners' equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total owners' equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2005	3,464	3,018	5,804	-190	12,096	281	281	501	12,878
Net increase/decrease during the current quarter									
Cash dividends	—	—	-684	—	-684	—	—	—	-684
Decrease due to newly consolidated subsidiaries	—	—	-28	—	-28	—	—	—	-28
Net income	—	—	1,854	—	1,854	—	—	—	1,854
Disposal of treasury stock	—	72	—	24	96	—	—	—	96
Net increase/decrease during the current quarter except in owners' equity	—	—	—	—	—	-96	-96	2,154	2,058
Total of increase/decrease during the current quarter	—	72	1,142	24	1,238	-96	-96	2,154	3,296
Balance June 30, 2006	3,464	3,090	6,946	-166	13,334	185	185	2,655	16,174

Fiscal year ended September 2006 (October 1, 2005 to September 30, 2006)

(Million yen)

	Owners' equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total owners' equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2005	3,464	3,018	5,804	-190	12,096	281	281	501	12,878
Net increase/decrease during the current quarter									
Cash dividends	—	—	-684	—	-684	—	—	—	-684
Decrease due to newly consolidated subsidiaries	—	—	-29	—	-29	—	—	—	-29
Decrease due to application of the equity method	—	—	-42	—	-42	—	—	—	-42
Net income	—	—	2,942	—	2,942	—	—	—	2,942
Disposal of treasury stock	—	82	—	27	109	—	—	—	109
Net increase/decrease during the current quarter except in owners' equity						-213	-213	2,316	2,103
Total of increase/decrease during the current quarter	—	82	2,188	27	2,297	-213	-213	2,316	4,399
Balance September 30, 2006	3,464	3,100	7,992	-163	14,393	67	67	2,817	17,278

4) Consolidated Cash Flows Statement for the Third Quarter

(Million yen)

			October 1, 2006 to June 30, 2007	October 1, 2005 to June 30, 2006	October 1, 2005 to September 30, 2006
	Category	Note No.	**Amount**	Amount	Amount
I	Cash flows from operating activities				
1	Income before income taxes and minority interests		**1,949**	2,974	4,701
2	Depreciation and amortization		**611**	501	710
3	Increase in allowance for doubtful accounts		**11**	62	43
4	Increase (decrease) in allowance for bonuses		**-301**	-106	120
5	Increase in allowance for employee retirement benefits		**90**	35	58
6	Interest and dividend income		**-19**	-9	-12
7	Interest expenses		**136**	41	64
8	Gain on sale of fixed assets		**-1**	—	—
9	Loss on sales of fixed assets		**110**	0	0
10	Loss on disposal of fixed assets		**36**	20	40
11	Credit losses		**13**	2	7
12	Gain on sale of investment securities		—	-16	-17
13	Gain on sale of affiliate stocks		—	-9	-9
14	Loss on sale of affiliate stocks		—	17	17
15	New stock issue expenses		—	21	—
16	Stock issue expenses		**0**	—	25
17	Amortization of goodwill		—	19	—
18	Amortization of consolidated adjustment accounts		—	63	—
19	Amortization of goodwill		**134**	—	128
20	Equity in earnings of affiliates		**38**	-34	-36
21	Gain on change in share-holding ratio		—	-412	-398
22	Loss on change of share-holding ratio		**5**	—	26
23	Loss on impairment of fixed assets		**88**	—	—
24	Increase (decrease) in trade receivable		**2,157**	-525	-2,298
25	Increase in inventories		**-74**	-3	-45
26	Increase in trade payable		**115**	371	914
27	Increase in accrued expenses payable		**633**	—	437
28	Increase in insurance reserve fund		**-23**	-25	-47
29	Decrease in accrued income		—	—	1,069
30	Other		**-482**	581	-567
	Subtotal		**5,228**	3,568	4,931
31	Interest and dividend received		**28**	8	11
32	Interest paid		**-111**	-40	-64
33	Income taxes paid		**-1,870**	-2,355	-2,311
	Net cash provided by (used in) operating activities		**3,274**	1,182	2,567

(Million yen)

Category		Note No	October 1, 2006 to June 30, 2007 Amount	October 1, 2005 to June 30, 2006 Amount	October 1, 2005 to September 30, 2006 Amount
II	Cash flows from investing activities				
1	Purchase of time deposits		**-102**	-7	-8
2	Proceeds from refund of time deposits		**2**	6	77
3	Purchase of tangible fixed assets		**-410**	-502	-603
4	Proceeds from sales of tangible fixed assets		**53**	0	13
5	Purchase of intangible fixed assets		**-328**	-461	-529
6	Purchase of acquisition of investment securities		**-1,442**	-1,249	-949
7	Proceeds from sales of investment securities		**1**	38	38
8	Proceeds from collection on equity in investment securities		**—**	13	29
9	Advanced for loans receivable		**-17**	-34	-86
10	Collection on loans receivable		**28**	73	88
11	Payment for the acquisition of shares in subsidiary		**-40**	-15	-15
12	Proceeds from the sales of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*3	**—**	-37	-37
13	Proceeds from the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*2	**774**	-469	-1,597
14	Other		**-1**	30	30
	Net cash provided by (used in) investing activities		**-1,481**	-2,613	-3,548
III	Cash flows from financing activities				
1	Increase (decrease) in short-term borrowings		**5,319**	2,818	1,612
2	Proceeds from long-term debt		**7,000**	6,800	6,800
3	Repayments of long-term debt		**-1,737**	-968	-1,668
4	Payments of redemption of corporate bonds		**—**	-300	-300
5	Proceeds from treasury stock (executing the subscription rights)		**10**	96	109
6	Expenditure incurred by acquisition of own stocks		**-3,203**	—	—
7	Proceeds from payment by minority shareholders		**11**	804	909
8	Payments of dividends		**-935**	-683	-682
9	Payments of dividends to minority shareholders		**-73**	-41	-41
10	Other		**-1**	-16	-19
	Net cash provided by (used in) financing activities		**6,391**	8,511	6,719
IV	Exchange gain/loss on cash and cash equivalents		**0**	-0	-0
V	Net increase (decrease) in cash and cash equivalents		**8,185**	7,079	5,738
VI	Cash and cash equivalents at beginning of period		**11,906**	6,097	6,097
VII	Net increase in cash and cash equivalents due to newly consolidated subsidiaries		**21**	72	72
VIII	Cash and cash equivalents at end of period	*1	**20,112**	13,247	11,906

Significant Accounting Policies in the Preparation of the Third Quarter Financial Statements

1. Matters concerning the scope of consolidation

Consolidated subsidiaries: 20	Fullcast Technology Co., Ltd.	Oneday Job Style Co., Ltd.
	Fullcast Factory Co., Ltd.	Fullcast Acvance Co., Ltd.
	Fullcast Central Co., Ltd.	Niscom Inc.
	Apayours Co., Ltd.	Solution Development Co., Ltd.
	Fullcast Finance Co., Ltd.	fullcastmarketing. Corp.
	Amusecast Co., Ltd.	Toa System Co., Ltd.
	Asia Pacific System Research Co., Ltd.	Fullcast Stylish Work Co., Ltd.
	Fullcast HR Institute Co., Ltd.	Job Choice Tokai Co., Ltd.
	Casting Bank Co., Ltd.	Net it works, Inc..
	Top Spot Co., Ltd.	info-P Co.,Ltd.

(Notes)
1. Fullcast Acvance Co., Ltd. changed its name to Nihon Sogo Security Guard Co., Ltd. on October 1. 2006.
2. Job Choice Tokai Co., Ltd.was established on October 18, 2006 and included in the scope of consolidation.
3. Neo Partners Co., Ltd. was dissolved with the resolution of an extraordinary general meeting of shareholders held on November 30. 2006 and liquidated on March 30, 2007.
4. Fullcast Co., Ltd. absorbed Fullcast Growing School Co.. Ltd., a consolidated subsidiary, on January 1, 2007.
5. Fullcast HR Institute Co., Ltd. absorbed Best Staff Co.. Ltd., a consolidated subsidiary of Fullcast Co., Ltd., on January 1. 2007.
6. Fullcast Advance Co., Ltd. absorbed Niscom Co., Ltd., a consolidated subsidiary of Fullcast Co.. Ltd., on January 1, 2007.
7. info-P Co.,Ltd. changed from an affiliate not accounted for using the equity method to a wholly owned subsidiary through a share for share exchange on May 1, 2007, and was included in the scope of consolidation.
8. Net it works, Inc.. changed from an affiliate accounted for using the equity method to a consolidated subsidiary on June 30. 2007 based on the concept of control. and was included in the scope of consolidation.

Unconsolidated subsidiary: 1 Southern Cross Management Co., Ltd.

(Note) The unconsolidated subsidiary is excluded from the scope of consolidation because its influence on the Company's net assets, net sales, net income and loss, and retained earnings is minor and does not have overall significance.

2. Matters concerning the application of the equity method

(1) Name and other information about principal affiliates to which the equity method applies and unconsolidated subsidiaries and affiliates to which the equity method does not apply

Affiliate accounted for by the equity method: 2	Fullcast Sports Co., Ltd.
	Fullcast Drive Co., Ltd.
Affiliate not accounted for by the equity method: 1	ICS Research, Inc.
Unconsolidated subsidiary not accounted for by the equity method: 1	Southern Cross Management Co., Ltd.

(Note)
1. Fullcast Drive Co., Ltd. was a non-equity method affiliate until the previous fiscal year, as its impact on the net profit and loss and retained earnings, etc. of the Company was minimal. As its relative importance has increased, however, it has been an equity method affiliate since the third quarter of the current fiscal year.
2. Those affiliates and unconsolidated subsidiary that are not accounted for by the equity method are excluded from the scope of the equity method because their influence on the Company's net income and loss and retained earnings is minor and does not have overall significance.

(2) Matters for which the special note on procedures for the application of the equity method is regarded as necessary

or the preparation of consolidated financial statements of those affiliates that are accounted for by the equity method but have different third quarter closing dates from the Company's, financial statements that were prepared based on a provisional settlement of account conducted on the consolidated third quarter closing date are used.

3. Matters concerning the fiscal year settlement date, etc. of consolidated subsidiaries

Consolidated companies with a third quarter settlement date that is different from the third quarter consolidated settlement date are as follows.

Company name	Third quarter settlement date
Net it works, Inc..	November 30
info-P Co.,Ltd.	August 31

In the case of Net it works, Inc.., the Company carried out a provisional settlement of accounts on May 31, 2007, and used financial statements as of this provisional settlement date to prepare consolidated financial statements for the third quarter. The Company made necessary consolidation adjustments in relation to significant transactions occuring between the settlement date of Net it works, Inc. and the consolidated settlement date.

In the case of info-P Co.,Ltd., the Company carried out a provisional settlement of accounts on June 30, 2007 and used financial statements as of this provisional settlement date to prepare consolidated financial statements for the third quarter.

The third quarter settlement dates of other consolidated subsidiaries are the same as the third quarter consolidated settlement date.

4. Matters concerning significant accounting policies

Accounting method for important deferred assets

Share issuing expenses/Opening expenses .... The Company treats the whole amount of new share issuing expenses as expenses at the time they are incurred.

(Change in method of representation)

The Company applied The Tentative Treatment of Accounting for Deferred Assets (Practical Issues Task Force No. 19 issued on August 11, 2006 by Accounting Standards Board of Japan) from this accounting term. As a result, in the third quarter of the previous consolidated accounting period share issuing expenses were represented as "New share issuing expenses" in Operating Expense, but from the third quarter of the current accounting period they are represented as "Share issuing expenses."

The Company does not need to disclose any significant changes besides the accounting method for important deferred assets explained above, as there have not been any major changes since those described in the most recent half-term report (submitted on June 21, 2007).

Changes in Significant Accounting Policies in the Preparation of the Third Quarter Financial Statements

1. Accounting standards for business combinations and business divestitures

We apply the Accounting Standards for Business Combinations (Business Accounting Council, October 31, 2005), the Accounting Standards for Business Divestitures (Accounting Standards Board Statement No. 7, December 27, 2005) and the Guide on Accounting Standards for Business Combinations and Accounting Standards for Business Divestitures (Accounting Standards Board Guidance No. 10, December 27, 2005) from the third quarter of the current fiscal year.

Changes to the presentation of the consolidated third quarter financial statements following the revision of the Regulations Concerning the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements are as follows:

Consolidated balance sheet

"Consolidation adjustments" is posted as "goodwill" in the first half of the current consolidated accounting period.

Consolidated profit and loss statement

"Amortization of consolidated adjustment accounts" is presented as "amortization of goodwill" in the third quarter of the current consolidated accounting period.

Consolidated cash flow statement

"Amortization of consolidated adjustment accounts" and "amortization of goodwill" are recorded as "amortization of goodwill" in the third quarter of the current consolidated accounting period.

2. Change in depreciation method

From the third quarter of the current consolidated accounting period, as a result of the FY2007 amendment of the Corporation Tax Law, we are recording depreciation expenses related to property, plant and equipment acquired from April 1, 2007 using the depreciation methods provided for in the amendment.

This impact that this change has on operating income, ordinary income and income before income taxes and minority interests is slight.

Reclassification

The "increase in accrued expenses payable" that was included in "other" in cash flows from operating activities in the third quarter of the previous consolidated accounting period is separately posted in the third quarter of the current consolidated accounting period, because its importance in monetary terms has increased. The amount of "increase in accrued expenses payable" in the third quarter of the previous consolidated accounting period was 167 million yen.

Explanatory Notes

Notes on consolidated balance sheet for the third quarter

(Million yen)

<table>
<tr><th>As of June 30, 2007</th><th>As of June 30, 2006</th><th>As of September 30, 2006</th></tr>
<tr><td>*1. Assets pledged as collateral
Assets pledged as collateral were as follows:
Buildings and structures 124
Land 222
Land lease rights 131
Total 476
Liabilities corresponding to assets pledged as collateral:
Long-term debt 388
[Current portion of long-term debt] 156
Total 388</td><td>*1. ――――――</td><td>*1. ――――――</td></tr>
<tr><td>*2. ――――――</td><td>*2. ――――――</td><td>*2. Non-consolidated subsidiary and affiliate stock includes the following:
Investment securities 776</td></tr>
<tr><td>3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows:
Loan commitment 1,305
Lending 1,058
Balance 248</td><td>3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows:
Loan commitment 1,814
Lending 951
Balance 863</td><td>3. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows:
Loan commitment 1,814
Lending 951
Balance 863</td></tr>
<tr><td>4. The Company and five of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently.
The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first half is as follows:
Limit of overdraft account 15,588
Borrowing 9,651
Balance 5,938</td><td>4. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently.
The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first half is as follows:
Limit of overdraft account 13,519
Borrowing 5,708
Balance 7,810</td><td>4. The Company and three of its consolidated subsidiariessigned an agreement for overdraft with 11 banks to procure operating capital efficiently.
The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows:
Limit of overdraft account 14,519
Borrowing 4,523
Balance 9,996</td></tr>
</table>

Notes on consolidated profit and loss statement for the third quarter

(Million yen)

October 1, 2006– June 30, 2007		October 1, 2005– June 30, 2006		October 1, 2005– September 30, 2006	
*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses		*1. Significant components of selling, general and administrative expenses	
Salaries and wages	5,352	Salaries and wages	4,131	Salaries and wages	5,599
Miscellaneous wages	2,955	Miscellaneous wages	2,142	Miscellaneous wages	3,005
Legal welfare	949	Legal welfare	649	Legal welfare	901
Provision of accrued bonuses	406	Provision of accrued bonuses	308	Provision of accrued bonuses	473
Retirement benefit expenses	190	Retirement benefit expenses	141	Retirement benefit expenses	200
Communications expenses	827	Communications expenses	635	Communications expenses	898
Advertisement and sales promotion	458	Advertisement and sales promotion	506	Advertisement and sales promotion	621
Travel and transportation	872	Travel and transportation	628	Travel and transportation	862
Rents	1,755	Rents	1,326	Rents	1,839
Depreciation and amortization	498	Depreciation and amortization	431	Depreciation and amortization	620
Recruitment expense	1,762	Recruitment expense	1,420	Recruitment expense	1,875
Provision of allowance for doubtful accounts	92	Provision of allowance for doubtful accounts	82	Provision of allowance for doubtful accounts	83
Amortization of goodwill	122	Amortization of consolidated adjustment accounts	63	Amortization of goodwill	93
*2. Significant components of gain on sales of fixed assets		*2. ――――――		*2. ――――――	
Vehicles	1				
*3. ――――――		*3. The gain on the change in equity resulted from the public stock offering and the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.		*3. The gain on the change in equity resulted from the public stock offering and the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.	
*4. Significant components of loss on sales of fixed assets		*4. Significant components of loss on sales of fixed assets		*4. Significant components of loss on sales of fixed assets	
Land and buildings	110	Furniture and fixtures	0	Furniture and fixtures	0
*5. Significant components of loss on disposal of fixed assets		*5. Significant components of loss on disposal of fixed assets		*5. Significant components of loss on disposal of fixed assets	
Buildings and structures	6	Machinery and vehicles	1	Buildings and structures	0
Machinery and vehicles	1	Furniture and fixtures	3	Machinery and vehicles	1
Furniture and fixtures	29	Software	17	Furniture and fixtures	3
Software	0	Total	20	Software	35
Total	36			Total	40
*6. ――――――		*6. Penalty on a change in the contract period of management consignment contract.		*6. Penalty on a change in the contract period of management consignment contract.	

<table>
<tr><th>October 1, 2006– June 30, 2007</th><th>October 1, 2005– June 30, 2006</th><th>October 1, 2005– September 30, 2006</th></tr>
<tr><td>*7. Officers' retirement benefits are in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Toa System Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on May 25, 2007.</td><td>*7. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Asia Pacific System Research Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on June 29, 2005.</td><td>*7. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Asia Pacific System Research Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on June 29, 2005.</td></tr>
<tr><td>*8. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.</td><td>*8. ―――――</td><td>*8. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Asia Pacific System Research Co., Ltd.</td></tr>
<tr><td>*9. A settlement was posted because the Company's subsidiary Asia Pacific System Research Co., Ltd. recorded the settlement amount and other expenses likely to be incurred following conciliation or a decision handed down by the Tokyo District Court.</td><td>*9. ―――――</td><td>*9. ―――――</td></tr>
<tr><td>*10. The details of the impairment loss are as follows.
(1) Main assets for which an impairment loss was recognized
<table><tr><th>Use</th><th>Type</th><th>Place</th></tr><tr><td>Business know-how</td><td>Goodwill</td><td>Shibuya-ku, Tokyo</td></tr></table>(2) Background to the recognition of the impairment loss
An impairment loss was recognized because the future use of the business know-how above was no longer anticipated in light of the business policies of Fullcast.
(3) Amount of impairment loss
Goodwill 88
(4) Grouping method of assets
To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments.
(5) Calculation of collectible amount
Value in use was used to calculate the Group's collectible amount, and the above business know-how was appraised as zero based on an estimate of future cash flow.</td><td>*10. ―――――</td><td>*10. ―――――</td></tr>
</table>

Notes on consolidated statement of changes in net assets

Third quarter of the current consolidated fiscal year (October 1, 2006 – June 30, 2007)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during this third quarter term	Decrease in the number of shares during this third quarter term	Number of shares at the end of this third quarter term
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,275	(Note 1) 11,336	(Note 2) 2,511	11,100
Total	2,275	11,336	2,511	11,100

(Note) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 11,336 shares

2. The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 34 shares

Disposal of treasury stock associated with share for share exchange 2,477 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2006	Common stock	411 million yen	1,500 yen	September 30, 2006	December 22, 2006
Board of directors' meeting on May 1, 2007	Common stock	525 million yen	2,000 yen	March 31, 2007	June 5, 2007

(2) Of dividends the record date of which belongs to the current third quarter, those the effective date of which falls in or after current third quarter term.

There are no relevant matters.

Third quarter of the previous consolidated fiscal year (October 1, 2005 – June 30, 2006)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during this third quarter term	Decrease in the number of shares during this third quarter term	Number of shares at the end of this third quarter term
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,652	–	(Note) 332	2,320
Total	2,652	–	332	2,320

(Note) The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 332 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2005	Common stock	273 million yen	1,000 yen	September 30, 2005	December 22, 2005
Board of directors' meeting on May 8, 2006	Common stock	410 million yen	1,500 yen	March 31, 2006	June 6, 2006

(2) Of dividends the record date of which belongs to the this third quarter, those the effective date of which falls in or after this third quarter term.

There are no relevant matters.

Previous consolidated fiscal year (October 1, 2005 – September 30, 2006)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current fiscal year	Decrease in the number of shares during the current fiscal year	Number of shares at the end of the current fiscal year
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,652	–	(Note) 377	2,275
Total	2,652	–	377	2,275

(Note) The cause for the decrease in treasury stock is as follows.

Disposal of treasury stock associated with the exercise of stock option rights 377 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2005	Common stock	273 million yen	1,000 yen	September 30, 2005	December 22, 2005
Board of directors' meeting on May 8, 2006	Common stock	410 million yen	1,500 yen	March 31, 2006	June 6, 2006

(2) Of dividends the record date of which belongs to the current fiscal year, those the effective date of which falls in or after the next fiscal year

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21. 2006	Common stock	411 million yen	1,500 yen	September 30, 2006	December 22, 2006

Notes on consolidated cash flows statement for the third quarter

(Million yen)

October 1, 2006– June 30, 2007	October 1, 2005– June 30, 2006	October 1, 2005– September 30, 2006
*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements	*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements	*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements
Cash and deposits 19,050	Cash and deposits 12,075	Cash and deposits 10,713
Fixed deposits with original maturities of over 3 months -138	Fixed deposits with original maturities of over 3 months - 28	Fixed deposits with original maturities of over 3 months - 9
Commercial paper 999	Commercial paper 999	Investment trusts included in securities account 502
Money market funds 201	Money market funds 200	Commercial paper 500
Cash and cash equivalents 20,112	Cash and cash equivalents 13,247	Money market funds 200
		Cash and cash equivalents 11,906

October 1, 2006– June 30, 2007		October 1, 2005– June 30, 2006		October 1, 2005– September 30, 2006	
*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Net it works, Inc..through stock acquisition and the relation with net expenditure for acquisition of the stock.		*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the stock.		*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company.	
Current assets	2,180	Current assets	5,510	Current assets	5,510
Fixed assets	723	Fixed assets	586	Fixed assets	586
Goodwill	261	Consolidation adjustments	1,352	Goodwill	1,352
Current liabilities	1,150	Current liabilities	1,059	Current liabilities	1,059
Fixed liabilities	474	Fixed liabilities	353	Fixed liabilities	353
Minority interest	744	Minority interest	1,753	Minority interest	1,753
Acquisition price of the company's shares	796	Acquisition price of the company's shares	4,283	Acquisition price of the company's shares	4,283
Valuation by equity method as of the date of acquisition of control	-796	Cash and cash equivalents held by the company	-4,415	Cash and cash equivalents held by the company	-4,415
Cash and cash equivalents held by the company	-693	Net expenditure for acquisition of the company (minus indicates proceeds)	-132	Net expenditure for acquisition of the company (minus indicates proceeds)	-132
Net expenditure for acquisition of the company (minus indicates proceeds)	-693				

October 1, 2006– June 30, 2007

The following shows a breakdown of assets and liabilities at start of consolidation of info-P Co., Ltd. through share for share exchange and the relation with net expenditure for acquisition of the company.

Current assets	681
Fixed assets	294
Consolidation adjustments	1,250
Current liabilities	779
Fixed liabilities	115
Acquisition price of the companies' shares	1,331
Substituted treasury shares exchanged for the company's shares	-730
Transfer from investments in securities	-598
Cash and cash equivalents held by the companies	- 85
Net expenditure for acquisition of the companies	-81

October 1, 2005– June 30, 2006

The following shows a breakdown of assets and liabilities at the start of consolidation of Nihon Sogo Security Guard Co., Ltd., Niscom, Inc. and Nisso Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	840
Fixed assets	93
Consolidation adjustments	216
Current liabilities	332
Fixed liabilities	121
Acquisition price of the companies' shares	696
Cash and cash equivalents held by the companies	-100
Net expenditure for acquisition of the companies	596

The following shows a breakdown of assets and liabilities at the start of consolidation of Solution Development Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company.

Current assets	76
Fixed assets	7
Consolidation adjustments	31
Current liabilities	11
Fixed liabilities	45
Minority interest	2
Acquisition price of the company's shares	55
Cash and cash equivalents held by the company	-50
Net expenditure for acquisition of the company	5

October 1, 2005– September 30, 2006

The following shows a breakdown of assets and liabilities at the start of consolidation of Nihon Sogo Security Guard Co., Ltd., Niscom, Inc. and Nisso Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company.

Current assets	840
Fixed assets	93
Goodwill	216
Current liabilities	332
Fixed liabilities	121
Acquisition price of the companies' shares	696
Cash and cash equivalents held by the companies	-100
Net expenditure for acquisition of the companies	596

The following shows a breakdown of assets and liabilities at the start of consolidation of Solution Development Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company.

Current assets	76
Fixed assets	7
Goodwill	31
Current liabilities	11
Fixed liabilities	45
Minority interest	2
Acquisition price of the company's shares	55
Cash and cash equivalents held by the company	-50
Net expenditure for acquisition of the company	5

October 1, 2006– June 30, 2007	October 1, 2005– June 30, 2006	October 1, 2005– September 30, 2006
		The following shows a breakdown of assets and liabilities at the start of consolidation of fullcastmarketing. Corp. through stock acquisition and the relation with net expenditure for the acquisition of the company. Current assets 337 Fixed assets 156 Goodwill 797 Current liabilities 288 Acquisition price of the company's shares 1,003 Cash and cash equivalents held by the company -16 Net expenditure for acquisition of the company 987 The following shows a breakdown of assets and liabilities at the start of consolidation of Toa System Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company. Current assets 97 Fixed assets 156 Goodwill 181 Current liabilities 22 Fixed liabilities 367 Minority interest -106 Acquisition price of the company's shares 151 Cash and cash equivalents held by the company -10 Net expenditure for acquisition of the company 141

October 1, 2006– June 30, 2007	October 1, 2005– June 30, 2006	October 1, 2005– September 30, 2006
*3. ――――――	*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Telemarketing Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company Current assets 138 Fixed assets 39 Current liabilities 105 Minority interest 35 Gain on sale of stock in affiliate 9 Sales price of the company's stock 46 Cash and cash equivalents held by the company -48 Net proceeds from sale of the company's stock (minus indicates expenditures) -2 The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Sports Co., Ltd. from the scope of consolidation through the sale of stock and the relationship with net proceeds from the sale of the company. Current assets 193 Fixed assets 9 Current liabilities 128 Fixed liabilities 15 Minority interest 21 Loss on sale of stock in affiliate -11 Sales price of the company's stock 27 Cash and cash equivalents held by the company -62 Net proceeds from sale of the company's stock (minus indicates expenditures) -35	*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Telemarketing Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company Current assets 138 Fixed assets 39 Current liabilities 105 Minority interest 35 Gain on sale of stock in affiliate 9 Sales price of the company's stock 46 Cash and cash equivalents held by the company -48 Net proceeds from sale of the company's stock (minus indicates expenditures) -2 The following shows a breakdown of assets and liabilities at the time of exclusion of Fullcast Sports Co., Ltd. from the scope of consolidation through the sale of stock and the relationship with net proceeds from the sale of the company. Current assets 193 Fixed assets 9 Current liabilities 128 Fixed liabilities 15 Minority interest 21 Loss on sale of stock in affiliate -11 Sales price of the company's stock 27 Cash and cash equivalents held by the company -62 Net proceeds from sale of the company's stock (minus indicates expenditures) -35

Securities

Third quarter of the current consolidated fiscal year (as of June 30, 2007)

1. Securities with market quotations

Other securities (Million yen)

Category	As of June 30. 2007		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	478	602	124
(2) Debt securities			
JGB's and municipal bonds			
Corporate bonds	197	198	1
Other bonds	16	24	9
(3) Other securities			
Total	690	824	133

2. Securities without market quotations (Million yen)

(1) Subsidiary stocks and affiliate stocks	
Affiliate stocks	35
(2) Other securities	
Non-listed stocks	852
Investment in partner and others	25
Money Management Fund	201
Commercial paper	999

Third quarter of the previous consolidated fiscal year (as of June 30, 2006)

1. Securities with market quotations

Other securities (Million yen)

Category	As of June 30. 2006		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	427	757	330
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	197	197	0
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	624	954	330

2. Securities without market quotations (Million yen)

(1) Subsidiary stocks and affiliate stocks	
Affiliate stocks	127
(2) Other securities	
Non-listed stocks	1,114
Investment in partner and others	57
Money Management Fund	200
Commercial paper	999

Previous consolidated fiscal year (As of September 30, 2006)

1. Securities with market quotations

Other securities (Million yen)

Category	As of September 30, 2006		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	427	567	139
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	197	197	0
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	624	764	140

2. Securities without market quotations (Million yen)

(1) Subsidiary stocks and affiliate stocks	
Affiliate stock	776
(2) Other securities	
Non-listed stocks	124
Investment in partner and others	26
Money Management Fund	201
Commercial paper	500
Fund	502

Segment information

Third quarter of the current consolidated fiscal year (October 1, 2006 – June 30, 2007) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales (1) Sales to external customers	43,793	14,881	12,649	8,416	2,866	82,605	—	82,605
(2) Inter-segment sales or transfers	516	14	432	141	3	1,107	(1,107)	—
Total	44,309	14,896	13,081	8,557	2,870	83,712	(1,107)	82,605
Operating expenses	42,353	14,634	12,405	8,015	2,976	80,382	(166)	80,215
Operating income	1,956	262	676	543	-106	3,331	(941)	2,390

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, advertising agency services, etc.
3. Of the operating expenses during the consolidated third quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 941 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Third quarter of the previous consolidated fiscal year (October 1, 2005 – June 30, 2006) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales (1) Sales to external customers	35,978	11,715	11,181	4,536	800	64,209	—	64,209
(2) Inter-segment sales or transfers	537	17	88	308	24	975	(975)	—
Total	36,515	11,732	11,269	4,844	824	65,184	(975)	64,209
Operating expenses	33,918	11,403	10,751	4,688	876	61,635	(290)	61,345
Operating income or loss	2,598	329	518	156	-52	3,549	(684)	2,864

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting, call center management business
   (5) Other Business: Agency services for professional athletes, restaurant and bar management, security services, etc.
3. Of the operating expenses during the consolidated third quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 734 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2005 – September 30, 2006) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income								
Net sales								
(1) Sales to external customers	49,982	16,135	15,169	7,377	1.500	90.163	—	90.163
(2) Inter-segment sales or transfers	949	25	170	427	26	1,598	(1,598)	—
Total	50.931	16,161	15.339	7,804	1.526	91.761	(1.598)	90,163
Operating expenses	47,000	15,686	14,421	7,441	1.601	86.148	(701)	85,448
Operating income or loss	3,931	475	918	363	-75	5,613	(897)	4,715

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting, call center management business
   (5) Other Business: Agency services for professional athletes, restaurant and bar management, security services, etc.
3. Of the operating expenses during the consolidated fiscal year, the amount of funds, which can not be allocated, included in the elimination or company total item is 966 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated third quarter, the previous-year consolidated third quarter and the previous consolidated fiscal year.

Overseas sales

There are no overseas sales in the third quarter of the current consolidated fiscal year. Overseas sales are not presented since they accounted for less than 10% of consolidated sales in the previous-year consolidated third quarter and the previous consolidated fiscal year.

Per share information

October 1, 2006 – June30, 2007	October 1, 2005 – June30, 2006	October 1, 2005 – September 30, 2006
Shareholders' equity per share ¥44,837.19 Net income per share (basic) ¥3,223.13 Diluted net income per share is not shown because there are no diluted shares.	Shareholders' equity per share ¥49,403.64 Net income per share (basic) ¥6,779.77 Net income per share (diluted) ¥6,764.37	Shareholders' equity per share ¥52,835.11 Net income per share (basic) ¥10,757.95 Net income per share (diluted) ¥10,736.22

Notes:

1. The following is the base to calculate the net income per share and diluted net income per share for the third quarter.

(Million yen)

Item	From October 1, 2006 to June30, 2007	From October 1, 2005 to June30, 2006	From October 1, 2005 to September 30, 2006
Net income	858	1,854	2,942
Net income (basic)	858	1,854	2,942
Net income not available to common stock	—	—	—
Average number of common stock outstanding during the period	266,200 shares	273,453 shares	273,503 shares
Net income adjustment for the first half	—	—	—
Major breakdown of increased shares in common stocks used to calculate diluted net income per share for the first half Stock acquisition rights	—	622 shares	553 shares
Increase in common shares	—	622 shares	553 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 1,818) Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	Same as left

July 31, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY. CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Reference Information for Projections

Fullcast Co., Ltd. provides the following reference information relating to the early business projections recently disclosed by the Company.

Details

Likely effects of projections on consolidated financial statements

(Million yen)

		Sales	Operating income	Ordinary income	Net income
1	Notice of Change in Subsidiary (Transfer of Shares) which was published on July 6, 2007	-1,680	-30	-30	366
2	Net it works, Inc. Becomes Consolidated Subsidiary which was published on July 26, 2007	1,735	90	77	6
	Sub total	55	60	47	372
3	Notification of Payment of "Administrative Expense" which was published on July 6, 2007	The timing for reporting of the loss and the amount of the loss have yet to be determined.			

Note: No change has been made to full-term projections for the term ending September 2007 published on May 1, 2007 because the timing for reporting the loss and the amount of the loss have yet to be determined, as stated in item 3 above. We plan to provide this information when payments enable us to estimate the effects.

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July 31, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi, Managing Director and Chief Administrative Officer
Shingo Tsukahara, Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,918	8,079	8,586	10,849	9,224	8,659	9,166			
Accumulative	8,949	18,125	28,043	36,122	44,708	55,557	64,780	73,439	82,605			
Year on Year (Accumulative)	136.8%	135.9%	136.5%	136.1%	134.1%	130.8%	130.1%	129.6%	128.7%			
Rate of progress	7.8%	15.8%	24.5%	31.5%	39.0%	48.4%	56.5%	64.0%	72.0%			

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007 published on May 1, 2007, namely 114,700 million yen, expressed as a percentage.

Summary

In the June monthly results, the Spot Business grew (with sales rising 11.1% from the same month of the previous year, to 4,453 million yen). The Office Business grew (with sales up 115.9%, to 1,100 million yen) and the Other Business grew (with sales up 145.9%, to 542 million yen), reflecting revenue attributable to M&A (*), which has been particularly noticeable.

As a result, consolidated sales reached 9,166 million yen, rising 21.7% from the same month of the previous year.

* - Fullcast Advance Co., Ltd. (Former: Nihon Sogo Security Guard Co., Ltd.) was made a wholly owned subsidiary in May 2006. [Other Business]
- Fullcast Marketing Co., Ltd. (Former: Exe Outsourcing Corp.) was made a wholly owned subsidiary in July 2006. [Office Business]
- Info-P Co., Ltd. was made a wholly owned subsidiary in May 2007. [Other Business]

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

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July 26, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Net it works, Inc. Becomes Consolidated Subsidiary

Fullcast Co., Ltd. ("Fullcast") announced today that Net it works Inc. ("NIW") has changed from an affiliate accounted for using the equity method to a consolidated subsidiary.

Details

1. Scope of change in consolidation

Fullcast acquired 1,560,000 shares (corresponding to 36.08% of total shares) in NIW on September 11, 2006, and made it an affiliate accounted for using the equity method on September 30, 2006. On February 16, 2007, Fullcast acquired additional shares in NIW, bringing its current holding to 1,810,000 shares (corresponding to 41.86% of total shares outstanding).

At NIW's Ordinary General Meeting of Shareholders held on May 30, 2007, directors of Fullcast and Fullcast's subsidiaries were appointed to the Board of Directors of NIW, gaining a majority of seats on the Board. Effective June 30, 2007, NIW changed from an affiliate accounted for using the equity method to a consolidated subsidiary.

2. Profile of Net it works, Inc.

(1) Trade name: Net it works, Inc.

(2) Representative: Masami Kitada, President & CEO

(3) Registered office: 2-18-4 Kamimeguro, Meguro-ku, Tokyo

(4) Head office: 2-20-16 Yanagibashi, Taito-ku, Tokyo

(5) Founded: March 1967

(6) Main businesses: Network solution business and IT solution business

(7) Account closing: February

(8) Employees: 277 (as of the end of June 2007)

(9) Main offices: Tokyo Head Office, Kansai Office, Hokkaido Office

(10) Paid-in capital: 493.99 million yen (as of the end of June 2007)

(11) Total number of shares issued: 4,324,320 shares

(12) Principal shareholders

(As of July 26, 2007)

Shareholders	Number of shares	Ownership ratio
Fullcast Co., Ltd.	1,810,000	41.86%
Masami Kitada	1,807,410	41.80%

(13) Results for recent fiscal periods

Fiscal year	FY2/05	FY2/06	FY2/07
Sales	6,192,490 thousand yen	5,538,108 thousand yen	5,813,491 thousand yen
Operating income	312,042 thousand yen	100,154 thousand yen	329,301 thousand yen
Ordinary income	287,359 thousand yen	85,432 thousand yen	354,351 thousand yen
Current net income	21,473 thousand yen	△181,939 thousand yen	446,343 thousand yen

3. Shareholding

(1) Acquisitions of Sep 11, 2006 1,560,000 shares (acquisition value: 702,000 thousand yen)

(2) Acquisitions of Feb 16, 2007 250,000 shares (acquisition value: 112,500 thousand yen)

(3) Holdings as of Jul 26, 2007 1,810,000 shares (equity stake: 41.86%)

4. Business forecast

We plan to report consolidated full-term business forecasts for the term ending September 2007 as soon as our calculations are finished.

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END